CORPORATE & SHAREHOLDER SERVICES

March 25, 2004

Filed Via SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilieres du Quebec

Nova Scotia Securities Commission

Toronto Stock Exchange

Dear Sirs:

Subject:

Enterra Energy Trust (the “Corporation”)

Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation’s upcoming Annual & Special meeting of shareholders:

Meeting Date:	May 21, 2004
Record Date for Notice:	April 19, 2004
Record Date for Voting:	April 19, 2004
Beneficial Ownership Determination Date:	April 19, 2004
Class of Securities Entitled to Receive Notice:	Units
Class of Securities Entitled to Vote:	Units
CUSIP Number:	293 81P 102
Meeting Location:	Calgary, Alberta
Business to be Conducted at Meeting:	Non-Routine

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Eric Hsiung”

Eric Hsiung

Corporate Administrator

Corporate & Shareholder Services

Direct Line (403) 261-7519

cc:  CDS & Co.

2300, 125 - 9th Avenue SE,  Calgary, AB  T2G 0P6  Tel.  (403) 261-0900 Fax (403) 265-1455

460 Sun Life Place, 10123 – 99th Street,  Edmonton, AB  T5J 3H1  Tel. (780) 702-1270 Fax (780) 408-3382